

February 16, 2011

Via U.S. Mail

Dawn M. Wolverton, Esq.
Vice President – Associate General Counsel and Assistant Secretary
Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, Texas 75024

> **Re:** **Rent-A-Center, Inc.**
> **Registration Statement on Form S-4**
> **Filed January 25, 2011**
> **File No. 333-171867**

Dear Ms. Wolverton:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the 6.625% Senior Notes due 2020 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. Please note that at the time of its effectiveness, your registration statement must comply with the financial statement requirements for subsidiary guarantors set forth in Rule 3-10 of Regulation S-X. Please advise us as to how you plan to comply with these requirements. <u>See</u> SEC Release No. 33-7878 (August 15, 2000).

Prospectus Cover Page

3. Where you disclose the title of securities at the top of the outside cover, please revise to add the guarantees of the exchange notes that are being offered simultaneously.

4. To the extent that circumstances warrant, please be aware of our position as articulated in Securities Act Forms Compliance and Disclosure Interpretation 123.01, which is applicable to registration statements on Form S-4 that provide Form S-3-level disclosure.

5. Please disclose the following on the cover page:

   - Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

   - Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

6. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. <u>See</u> Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. <u>See</u> Rule 14d-1(g)(3).

7. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act.

Forward-Looking Statements, page iii

8. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. <u>See</u> Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

The Exchange Offer, page 19

Terms of the Exchange Offer, page 19

9. We note the disclosure that parties tendering the outstanding notes for exchange notes will represent to you that they are "not participating in, and have no understanding with any person to participate in, the distribution of the exchange notes issued to [them] in the exchange offer." Please revise to have each party also acknowledge that it "does not intend to engage in a distribution of the exchange notes."

Expiration Date; Extensions; Amendments page 21

10. We note that you reserve the right to extend the exchange offer by giving oral or written notice of such extension to the exchange agent. Please confirm in your prospectus that such notice will disclose the number of securities tendered as of the date of the notice in compliance with Rule 14e-1(d).

Letter of Transmittal

11. We note the disclosure in the second paragraph stating that the Letter of Transmittal describes the offer to exchange the "6.6255% Senior Notes due 2020." Please revise to clarify that these are the "6.625% Senior Notes due 2020."

Signatures

12. For Rent-A-Center, Inc. and for each co-registrant guarantor, please revise to include the signatures of the principal executive officer, principal financial officer, controller or principal accounting officer, and at least a majority of the board of directors. See Instruction 1 to Signatures on Form S-4.

Exhibits

13. We note that the Indenture, Exhibit 4.2, is incorporated by reference to your Current Report on Form 8-K dated November 2, 2010. However, we note that the copy of the Indenture filed with such Form 8-K does not include the signatures of Rent-A-Center or any of the subsidiary guarantors. If a complete copy of the executed agreement has been filed previously, please advise us as to where it is located. Otherwise, please file an executed copy with your amendment to the Form S-4.

Legal Opinions

General

14. Please file the opinions of DLA Piper LLP (US), Lionel, Sawyer & Collins, and Frantz Ward LLP as Exhibits 5.2 – 5.4.

15. We note that each of the legal opinions of Fulbright & Jaworski LLP, DLA Piper LLP (US), Lionel, Sawyer & Collins, and Frantz Ward LLP are given "as of the date hereof" and that counsel in each case assumes no obligation to update or supplement the legal opinion. Please be advised that before we take action on the registration statement, it will be necessary for counsel to file updated legal opinions. Alternatively, counsel should remove the limitations from the opinions.

Legal Opinion of Fulbright & Jaworski LLP

16. We note that counsel refers to the General Corporation Law and the Limited Liability Company Act of the State of Delaware and reported judicial interpretations of such laws. Please have counsel confirm for us in writing that the reference to such laws includes the statutory provisions and also all applicable provisions of the Delaware Constitution, in addition to the reported judicial interpretations.

17. Counsel cannot assume due authorization, execution and delivery of documents by the company and the subsidiary guarantors. Please revise the last sentence of the second paragraph accordingly, including specifying that counsel is not assuming due authorization, execution and delivery of the Indenture by the company and the subsidiary guarantors.

18. We note that the legal opinion expresses no opinion as to the validity, legally binding effect or enforceability of Section 12.13 of the Indenture relating to the severability of any provision of the Indenture, Exchange Notes or Guarantees of the Exchange Notes. Please tell us supplementally whether counsel believes that Section 12.13 of the Indenture as to which it expresses no opinion is already covered by the limitations set forth in your opinion relating to bankruptcy, general principles of equity and judicial discretion. If the enforceability of Section 12.13 is already covered by these limitations, please tell us why counsel has specifically carved out this provision, or revise the opinion to remove the carve-out. If the enforceability of the provisions is not covered by these standard limitations, please explain why the carve-out is necessary.

Legal Opinion of DLA Piper LLP (US)

19. We note the statement on page 3 that the legal opinion is for the "sole use" of Fulbright & Jaworski LLP and is "not to be made available to or relied upon by any other person or entity" and that it may not be relied upon or used for any other purpose, without

counsel's prior express written consent. Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion, or other limitations on whom may rely on the opinion, are not acceptable. Please revise or delete this disclaimer from the legal opinion.

20. We note that the legal opinion states that The Rental Store, Inc. entered into a Supplemental Indenture dated December 21, 2010. Please file such Supplemental Indenture, and any other Supplemental Indenture entered into by a subsidiary guarantor, as an exhibit to the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Erin Jaskot, Staff Attorney, at (202) 551-3442, or me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Thomas W. Hughes, Esq. (*via facsimile at* (214) 855-8200)
        James R. Griffin, Esq.
        Fulbright & Jaworski, L.L.P.